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                                DUNE ENERGY, INC.
                         3050 Post Oak Blvd., Suite 695
                                Houston, TX 77056
                   Tel: (713) 888-0895    Fax: (713) 888-0899

                                February 13, 2007

Ms. Jill S. Davis
Branch Chief
Securities and Exchange Commission
Division of Corporation Finance, Mail Stop 7010
100 F. Street, N.E.
Washington, D.C. 20649

      Re:   Dune Energy, Inc. (the "Company");
            Commission's Response Letter Dated February 6, 2007
            File No. 001-32497

Dear Ms. Davis:

      This letter is in response to your response letter referenced above. Set forth below are our responses addressing each of the items set forth in your letter.

      For your convenience, I have numbered the Company's responses below in accordance with the comments received in your letter.

Form 10-KSB for the Fiscal Year Ended December 31, 2005

Engineering Comments

1     Please revise your document to include all the required information by SFAS 69 and Industry Guide 2. This includes:

      o The amount of net oil and gas production for each of the last three years

      o The average price realized for oil and gas in each of the last three years;

      o     The amount of gross and net productive oil and gas wells;

      o     Gross and net developed and undeveloped acres;

      o Your drilling success in each of the last three years for exploration and development drilling;

      o     The per unit operating costs of the last three years;

      o     Other required information.

      Response: Most of the required information by SFAS 69 is included in Note 13 to the financial statements. We will include all the required information by SFAS 69 and Industry Guide 2 as it applies to small business issuers engaged in oil and gas producing activities in future filings.

Ms. Jill S. Davis
Securities and Exchange Commission
February 12, 2007
Page 2


Supplemental Oil and Gas Information, page F-15

Oil and Gas Reserve Data, page F-15

2 We have reviewed your response to prior comment 19 of our letter dated December 22, 2006. As previously requested, please confirm that in future filings you will provide appropriate explanations for significant changes that appear in your reserve table. Please see paragraph 11 of SFAS 69.

      Response: We confirm that in future filings we will provide appropriate explanations for significant changes that appear in our reserve table.

3 We have reviewed your response to prior comment 21. We believe that only two parallel and adjacent locations to a producing horizontal well can be booked as proved undeveloped reserves. Please revise your reserve estimate to confirm to this guidance or tell us why you believe you have demonstrated a certainty of production with more locations.

      Response: Even though our response to your original comment 21 indicated that our independent engineers generally classify up to four offset locations as proved undeveloped we can confirm that only two parallel and adjacent locations to a producing horizontal well were booked as proved undeveloped reserves. Furthermore, we confirm that in future filings we will book only two parallel and adjacent locations to a producing horizontal well as proved undeveloped reserves.

4 Tell us the impact of limiting your proved undeveloped locations to only two parallel and adjacent locations to a producing horizontal well on your proved undeveloped reserves and on your financials, as of December 31, 2005. We may have additional comments.

      Response: We only classified two locations; therefore, there will be no impact from limiting our proved undeveloped locations to only two parallel and adjacent locations to a producing horizontal well on our proved undeveloped reserves and on our financials, as of December 31, 2005.

      In connection with responding to your comments, we acknowledge that:

o we are responsible for the adequacy and accuracy of the disclosure in the filing;

o staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

Ms. Jill S. Davis
Securities and Exchange Commission
February 12, 2007
Page 3


o we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                                                     Very truly yours,

                                                     DUNE ENERGY, INC.


                                                     By: /s/ Hugh Idstein
                                                         -----------------------
                                                         Hugh Idstein, CFO